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                                         SEC FILE NUMBER: 000-50980
                                         CUSIP NUMBER:    16945P 10 8
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K and Form 10-KSB [ ] Form 11-K [ ]Form 20-F [X]Form 10-Q and Form 10-QSB [ ] Form N-SAR

                  For Period Ended: June 30, 2006
                  [  ] Transition Report on Form 10-K
                  [  ] Transition Report on Form 20-F
                  [  ] Transition Report on Form 11-K
                  [  ] Transition Report on Form 10-Q
                  [  ] Transition Report on Form N-SAR
                  For the Transition Period Ended: __________________________

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  Read Instructions (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

                     CHINA UNISTONE ACQUISITION CORPORATION
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                             Full Name of Registrant


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                            Former Name if Applicable

                         105 West 13th Street, Suite 7A
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            Address of Principal Executive Office (Street and Number)

                            New York, New York 10011
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                            City, State and Zip Code

                       PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]         (b)   The subject  annual  report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2006 was unable to be completed in time without unreasonable effort and expense to the Company because the Company does not have a full-time accounting staff and, as a result, was unable to accurately and completely compile the financial information required to be included in the Form 10-QSB.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                       Chih T. Cheung         (646)               383-4832
                       --------------         -----               --------
                           (Name)          (Area Code)       (Telephone Number)

(2)   Have all other periodic reports required under Section
      13 or 15(d) of the Securities  Exchange Act of 1934 or
      Section  30 of the  Investment  Company  Act  of  1940
      during  the  preceding  12 months or for such  shorter
      period that the  registrant  was required to file such
      report(s)  been  filed?  If  answer  is  no,  identify
      report(s)                                                 [X] Yes [ ] No


(3)   Is it  anticipated  that  any  significant  change  in
      results of operations  from the  corresponding  period
      for the last  fiscal  year  will be  reflected  by the
      earnings  statements  to be  included  in the  subject
      report or portion thereof?                                [X] Yes [ ] No

      If  so,  attach  an  explanation  of  the  anticipated
      change, both narratively and  quantitatively,  and, if
      appropriate,   state  the  reasons  why  a  reasonable
      estimate of the results cannot be made.

It is anticipated that the Form 10-QSB will reflect the following changes in results of operations from the prior fiscal year:

The Company expects to record net income of approximately $71,000 for the quarter ended June 30, 2006, compared to net loss of approximately $19,340 for the quarter ended June 30, 2005.


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                     CHINA UNISTONE ACQUISITION CORPORATION
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2006               By: /s/ James Preissler
      ---------------                   ----------------------------------------
                                        James Preissler, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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 Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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